O

2022 SECOND QUARTER INTERIM REPORT

Financial and Operating Results

For the three and six months ended June 30, 2022

All dollar values are expressed in United States dollars unless otherwise stated

FINANCIAL HIGHLIGHTS:

▪

Second quarter sales averaged 12,609 boe/d including 104.0 Mbbls sold to EGPC for proceeds of $11.8 million and one cargo lifting of 451.0 Mbbls of entitlement crude oil sold for proceeds of $46.3 million;

▪	Average realized price for Q2-2022 sales of $95.37/boe; Q2-2022 average realized price on Egypt sales was $101.29/bbl and on Canadian sales was $59.65/boe;
▪	Funds flow from operations of $42.5 million ($0.58 per share) in the quarter;
▪	Second quarter net earnings of $32.1 million ($0.44 per share), inclusive of a $0.6 million unrealized derivative gain on commodity contracts;
▪	Ended the second quarter with positive working capital of $78.6 million, including cash of $61.2 million;
▪

Achieved consolidated netbacks of $42.25 per boe during the second quarter, an increase of 49% from the previous quarter primarily due to improved commodity prices and the Company’s improved economic interest under the Merged Concession agreement;

OPERATIONAL HIGHLIGHTS:

▪

Second quarter production averaged 12,132 boe/d (Egypt 10,338 bbls/d, Canada 1,794 boe/d), a decrease of 314 boe/d (3%) from the previous quarter, primarily due to planned maintenance at a third-party processing facility in Canada. This was partially offset by an increase in production in the Eastern desert from Q1-2022 resulting from new development wells drilled in 2022, partially offset by natural declines.;

▪

Production in the month of July averaged ~11,458 boe/d (Egypt ~9,257 bbls/d, Canada ~2,201 boe/d), a decrease of 6% from Q2-2022 primarily due to Egypt production being affected by higher than expected natural declines and low initial well performance from the secondary Q2 drilling campaign targets, partially offset by an increase in production in Canada after completion of the planned third-party facility turnaround in the second quarter;

▪

Ended the quarter with nil entitlement crude oil inventory, a decrease of 43.4 Mbbls from Q1-2022. This decrease is due to sales outpacing production in the period primarily driven by increased sales volumes from the Q2-2022 cargo lifting and direct sales to EGPC in June;

▪	Drilled and cased five development wells in the Eastern Desert of Egypt;
▪

Drilled three 100% working interest horizontal Cardium reservoir development wells (two 2-mile, and one 1-mile) in the South Harmattan area in Canada. Another 1-mile 100% working interest horizontal Cardium reservoir development well was spud in June with rig release in early July.  Stimulation and equipping of these wells commenced in July 2022, with first production anticipated in September 2022;

▪

Increased capital budget by $4.4 million to $74.9 million (before capitalized G&A) for the year, due to increased tie-in costs in Canada and the drilling of one additional well and performance of two additional recompletions in the Eastern Desert in Egypt;

CORPORATE HIGHLIGHTS:

▪

As announced on January 20, 2022, the Company executed its agreement (the “Merged Concession agreement” or “Merged Concession”) with the Egyptian General Petroleum Corporation (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics;

▪	On March 16, 2022 the Company declared a dividend of $0.10 per share, which was paid on May 12, 2022 to shareholders of record on April 29, 2022. The ex-dividend date was April 28, 2022; and
▪

On July 14 2022 TransGlobe and VAALCO Energy, Inc. announced that they have entered into a definitive arrangement agreement pursuant to which VAALCO will acquire all of the outstanding common shares of TransGlobe in a stock-for-stock strategic business combination transaction.

www.trans-globe.com

TSX & AIM: TGL   NASDAQ: TGA

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 3
Corporate Summary	Page 4
Operations Update	Page 5
Management's Discussion and Analysis	Page 8
Condensed Consolidated Interim Financial Statements	Page 23
Notes to the Condensed Consolidated Interim Financial Statements	Page 27

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2022	2021	% Change	2022	2021	% Change
Petroleum and natural gas sales	109,427	85,018	29	190,937	127,295	50
Petroleum and natural gas sales, net of royalties	74,690	50,595	48	127,644	68,647	86
Realized derivative loss on commodity contracts	717	3,646	(80)	767	5,191	(85)
Unrealized derivative (gain) loss on commodity contracts	(569)	1,248	(146)	787	4,218	(81)
Production and operating expense	14,830	19,722	(25)	28,109	29,171	(4)
Selling costs	2,010	1,671	20	2,493	1,705	46
General and administrative expense	8,077	3,670	120	14,942	8,707	72
Depletion, depreciation and amortization expense	7,299	6,959	5	14,169	11,774	20
Income tax expense	9,381	5,605	67	17,939	10,265	75
Cash flow generated by operating activities	42,170	23,832	77	18,388	19,892	(8)
Funds flow from operations[1]	42,465	17,100	148	69,596	17,181	305
Basic per share[2]	0.58	0.24		0.95	0.24
Diluted per share[2]	0.57	0.24		0.94	0.24
Net earnings (loss)	32,133	7,722	316	80,943	(3,302)	(2,551)
Basic per share	0.44	0.11		1.11	(0.05)
Diluted per share	0.44	0.11		1.09	(0.05)
Capital expenditures[3]	15,736	3,597	337	24,585	6,504	278
Working capital[6]	78,642	17,136	359	78,642	17,136	359
Long-term debt, including current portion	3,102	16,951	(82)	3,102	16,951	(82)
Common shares outstanding
Basic (weighted average)	73,241	72,542	1	73,009	72,542	1
Diluted (weighted average)	73,517	72,922	1	74,337	72,954	2
Total assets	354,836	208,479	70	354,836	208,479	70

Operating
Average production volumes (boe/d)	12,132	13,077	(7)	12,288	12,652	(3)
Average sales volumes (boe/d)	12,609	16,542	(24)	12,288	13,135	(6)
Inventory (Mbbls)	-	140.3	(100)	-	140.3	(100)
Average realized sales price ($/boe)[4]	95.37	56.48	69	85.85	53.54	60
Production and operating expenses ($/boe)[5]	12.92	13.10	(1)	12.64	12.27	3
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow from operations is cash flow generated by operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within the MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of funds flow from operations. Refer to “Non-GAAP and Other Financial Measures" contained within the MD&A.

[3]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within the MD&A.

[4]	Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

5    Supplementary financial measure that is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

6    Supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,132 barrels of oil equivalent per day ("boe/d") during the second quarter of 2022. Egypt production was 10,338 barrels of oil per day ("bbls/d") and Canada production was 1,794 boe/d. Production for the quarter was below full year 2022 guidance of 12,400 to 13,400 boe/d and 3% lower than the previous quarter. The decrease was primarily due to planned maintenance at a third-party processing facility in Canada, partially offset by an increase in production in the Eastern desert from the ongoing drilling program. It is expected that annual production will be within full-year 2022 production guidance.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $101.29 per barrel in Egypt during the quarter. In Canada, the Company received an average of $106.67 per barrel of oil, $44.38 per barrel of NGLs and $5.14 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q2-2022, the Company had funds flow from operations of $42.5 million and ended the quarter with positive working capital of $78.6 million, including cash of $61.2 million. The Company had net earnings in the quarter of $32.1 million, inclusive of a $0.6 million unrealized derivative gain on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at June 30, 2022.

In Egypt, the Company sold one cargo lifting of 451.0 Mbbls of entitlement crude oil during the quarter for proceeds of $46.3 million, which were collected in May and June 2022. TransGlobe also sold 104.0 Mbbls of inventoried entitlement crude oil to the Egyptian General Petroleum Company (“EGPC”) for proceeds of $11.8 million during Q2-2022. All Canadian production was sold during the quarter.

As announced on January 20, 2022, the agreement with the Egyptian General Petroleum Corporation to merge the Company’s three existing Eastern Desert concessions was executed. In advance of the Minister of Petroleum and Mineral Resources of the Arab Republic of Egypt (the “Minister”) executing the Merged Concession agreement with TransGlobe, the Company paid the first modernization payment ($15.0 million) and signature bonus ($1.0 million) as part of the conditions precedent to the official signing ceremony on January 19, 2022. Upon finalization of the agreement, TransGlobe recognized the amounts due from the effective date to closing of $67.5 million based on historical pricing at the time of production. This amount is still under discussions with the EGPC and is expected to be received through normal EGPC receivables collections. On February 1, 2022, the Company paid the second modernization payment ($10.0 million). In accordance with the Merged Concession agreement, TransGlobe will make a further four annual equalization payments of $10.0 million each beginning February 1, 2023 until February 1, 2026. The Company also has minimum financial work commitments of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.

The results achieved in the six months ended June 30, 2022 are inclusive of the impact of the Merged Concession.

In Egypt, during the quarter, the Company drilled and cased five development oil wells in the Eastern Desert. The K-78 development well was drilled to a total depth of 1,422 meters. The well was fully logged and evaluated with an internally estimated 21.8 meters of net oil pay in the Asl-A reservoir and 10.2 meters of net oil pay in the Asl-B. The second well, K-75, was drilled to a total depth of 1,396 meters and was fully logged and evaluated. The well encountered 4.9 meters of net oil pay in the Asl-A reservoir. The third well, K-74, was drilled to a total depth of 1,404 meters and was fully logged and evaluated. The well encountered 9.6 meters of net oil pay in the Asl-A Reservoir. TransGlobe drilled a fourth development oil well, K-73, to a total depth of 1,406 meters, encountering an internally estimated 20.6 meters of net oil pay in Asl-A reservoir and 1.9 meters in the Asl-B reservoir. An additional well, K-77 in K-field, was drilled to 1,410 meters.  The well was fully logged and evaluated. The well encountered an internally estimated 19.4 meters of net oil pay in the Asl-A reservoir and 3.4 meters of net oil pay in the Asl-B reservoir.

In Canada, during the quarter, TransGlobe successfully drilled three 100% working interest horizontal Cardium reservoir development wells (two 2-mile, and one 1-mile) in the South Harmattan area. Another 1-mile 100% working interest horizontal Cardium reservoir development well was spud in June with rig release in early July.  Stimulation and equipping of these wells commenced in July 2022, with first production anticipated in September 2022.

The Company is projecting an additional capital increase of $4.4 million for 2022 to $74.9 million (before capitalized G&A). In Canada, the increase is primarily the result of increased tie-in costs ($3.2 million). In Egypt, the increase is due to the drilling of one additional well and performing two additional recompletions in the Eastern Desert.

On July 14 2022 TransGlobe and VAALCO Energy, Inc. announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which VAALCO will acquire all of the outstanding common shares of TransGlobe in a stock-for-stock strategic business combination transaction (the "Transaction"). Under the terms of the Arrangement Agreement, VAALCO will acquire each TransGlobe share for 0.6727 of a VAALCO share of common stock, which represented a 24.9 per cent premium per TransGlobe common share based on the companies' respective 30-day volume weighted average share prices as of market close on July 13, 2022. The Transaction will result in VAALCO stockholders owning approximately 54.5 percent and TransGlobe shareholders owning approximately 45.5 percent of the combined company.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

(100% working interest, operated)

Operations and Exploration

The Company continued to use the EDC-64 rig in its Eastern Desert drilling campaign, managing to drill and case five additional development wells in the K-Field during the quarter.

The K-71 well was put on production from the Asl-B reservoir only and is currently producing at 480 bbls/d (heavy crude, field estimate) and 20% water cut.  The Asl-A reservoir was not perforated and was internally estimated to have 19 m of net oil pay. The Asl-A is a potential future recompletion.

The K-78 well was drilled to a total depth of 1,422 meters.  The well was fully logged and evaluated with an internally estimated 21.8 meters of net oil pay in the primary Asl-A reservoir and 10.2 meters of net oil pay in the secondary Asl-B reservoir. The Asl-B was perforated to appraise its oil productivity and put on production however, the production from this zone was with a high water cut.  The Asl-B zones are currently being isolated and tested individually to assess further potential for oil production.  If insufficient production results, the primary Asl-A reservoir target will be recompleted in the near future.

The K-75 well was drilled to a total depth of 1,396 meters. The well was fully logged and evaluated.  The well encountered 4.9 meters of net oil pay in the Asl-A. Subsequent to the quarter, the Asl-A was perforated and the well was recently put on production at 41 bbl/d (heavy crude, field estimate) and 90% water cut.

The K-74 well was drilled to a total depth of 1,404 meters. The well was fully logged and evaluated.  The well encountered 9.6 meters of net oil pay in the Asl-A reservoir. Subsequent to the quarter, the Asl-A was perforated and the well put on production. It is currently producing 88 bbls/d (heavy crude, field estimate) at 60% water cut.

The K-73 well was drilled to a total depth of 1,406 meters. The well was fully logged and evaluated with an internally estimated 20.6 meters of net oil pay in the Asl-A reservoir and 1.9 meters in the Asl-B reservoir. The well was perforated in the Asl-A reservoir subsequent to the quarter and put on production with a current rate of 126 bbls/d (heavy crude, field estimate) and 79% water cut.

The K-77 well in K-Field was drilled to 1,410 meters.  The well was fully logged and evaluated.  The well encountered an internally estimated 19.4 meters of net oil pay in the Asl-A reservoir and 3.4 meters of net oil pay in the Asl-B reservoir.  The well was perforated in the Asl-B reservoir and is currently producing 31 bbls/d at 96% water cut.  The well is scheduled for a recompletion in the Asl-A.

The Arta-76 and NWG-1E vertical wells have been stimulated. These wells confirmed the presence of oil in the Nukhul, were cored to provide data to update the reservoir models, and have successfully delineated the reservoir for optimal targeting of the forthcoming horizontal wells. Both wells are expected to be used for micro-seismic monitoring of the multi-stage stimulation of the horizontal wells, and this data will be used to calibrate our stimulation model for optimization of the future horizontal well development program. Meanwhile, the two wells have been put on production.  Arta-76 is producing intermittently in the 20-30 bbl/d range and water cut ranging from ~20-30% (heavy crude, field estimate). NWG-1E is currently producing at 14 bbls/d with a 62% water cut (heavy crude, field estimate).

The Company continues working to proactively mitigate potential supply chain issues by engaging alternative materials suppliers. In the short term, materials shortages causing tie-in delays to some recently drilled wells are being addressed.

Production

Production averaged 10,256 bbls/d during the quarter, an increase of 2% (218 bbls/d) from the previous quarter. The increase was primarily due to the new development wells drilled in 2022, partially offset by natural declines.

Production for the month of July 2022 averaged ~9,257 bbls/d. Production was lower due to higher than expected natural declines and low initial well performance from the secondary Q2 drilling campaign targets. A well testing campaign is in progress to identify impacted wells and plan potential remedial interventions.

Sales

The Company sold 101.1 Mbbls of entitlement crude oil to EGPC and sold one cargo lifting of 451.0 Mbbls of entitlement crude oil during the quarter.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Quarterly Eastern Desert Production (bbls/d)	2022		2021
	Q-2	Q-1	Q-4	Q-3
Gross production rate[1]	10,256	10,038	9,771	10,653
TransGlobe production sold (inventoried)	477	(482)	—	1,525
Total sales	10,733	9,556	9,771	12,178

Government share (royalties and tax)	4,648	4,440	5,549	6,050
TransGlobe sales (after royalties and tax)[2]	6,085	5,116	4,222	6,128
Total sales	10,733	9,556	9,771	12,178
[1]	Quarterly production by concession (bbls/d):
Eastern Desert – 10,733 (Q2-2022) and 10,038 (Q1-2022)

West Gharib – 2,648 (Q4- 2021), and 2,932 (Q3- 2021)

West Bakr – 6,804 (Q4- 2021), and 7,257 (Q3-2021))
North West Gharib – 319 (Q4- 2021), and 464 (Q3-2021)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

A problem with the rigless artificial lift system deployed on SGZ-6X well at South Ghazalat is under investigation. On artificial lift, the lower Bahariya reservoir at SGZ-6X was producing 93 bbls/d of light crude oil with an 83% watercut (field estimate) prior to well shut-in.

Production

Production averaged 82 bbls/d during the quarter, an increase of 58% (30 bbls/d) from the previous quarter. The increase was primarily due to the optimization of the artificial lift system, partially offset by higher water cuts than anticipated and natural declines.

There was no production in July 2022 at South Ghazalat due to the SGZ-6X shut-in.

Sales

The Company sold 2,823 bbls of entitlement crude oil to EGPC during the quarter.

Quarterly Western Desert Production (bbls/d)	2022		2021
	Q-2	Q-1	Q-4	Q-3
Gross production rate	82	52	294	623
Total sales	82	52	294	623

Government share (royalties and tax)	51	32	183	388
TransGlobe sales (after royalties and tax)[1]	31	20	111	235
Total sales	82	52	294	623
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

During the quarter, three 100% working interest Harmattan horizontal Cardium reservoir wells (two 2-mile, and one 1-mile) were drilled in the South Harmattan area. Another 1-mile 100% working interest horizontal Cardium reservoir development well was spud in June with rig release in early July.  Stimulation and equipping of these wells commenced in July 2022, with first production anticipated in September 2022.

The Company has spudded a 100% working interest 1-mile Harmattan horizontal Cardium reservoir well, the start of a three horizontal well Harmattan Cardium reservoir summer drill program.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Production

In Canada, production averaged 1,794 boe/d during the quarter, a decrease of 562 boe/d (24%) from the previous quarter and below full year 2022 guidance of 2,400 to 2,600 boe/d. The decrease in production from the previous quarter is primarily due to planned maintenance at a third-party processing facility.

Production in July 2022 averaged ~2,201 boe/d with ~682 bbls/d of oil. The increase from Q2-2022 is due to wells being back on stream following completion of the planned third-party facility turnaround in the second quarter.

Quarterly Canada Production	2022		2021
	Q-2	Q-1	Q-4	Q-3
Canada crude oil (bbls/d)	570	821	1,176	601
Canada NGLs (bbls/d)	624	768	716	677
Canada natural gas (Mcf/d)	3,600	4,598	4,832	4,734
Total production (boe/d)	1,794	2,356	2,698	2,066

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 10, 2022

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2022 and 2021, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2021 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Throughout this MD&A and in other materials disclosed by the Company, TransGlobe adheres to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP and other financial measures to analyze financial performance, financial position, and cash flow including, "netback", "capital expenditures" and "funds flow from operating activities". Additionally, other financial measures are used to analyze performance including, but not limited to, "funds from operations". These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow generated by operating activities, and cash flow used in investing activities, as indicators of TransGlobe’s performance.

Readers are cautioned that the MD&A should be read in conjunction with the Company’s disclosure in the sections entitled "Non-GAAP and Other Financial Measures", "Forward-looking Statements" and “Oil and Gas Advisories” included at the end of this MD&A.

OUTLOOK

The 2022 outlook provides information as to management’s expectation for results of operations for 2022. Readers are cautioned that the 2022 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined at the end of this Management’s Discussion and Analysis (“MD&A").

2022 Outlook

The 2022 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

As previously announced, the Company fully executed its agreement with the Egyptian General Petroleum Corporation to merge, amend and extend the Company’s three existing Eastern Desert production-sharing concessions (“PSCs”) (West Gharib, West Bakr and North West Gharib) (the “Merged Concession”, “Merged Concession agreement” or the “Agreement”) into a single concession and refreshed the existing development lease terms with a 15-year primary development term and a 5-year extension term. The Merged Concession has a single cost recovery pool to provide improved access to cost recovery, a fixed 40% cost recovery limit, a 15% share of excess cost oil, and fixed profit rates between ~24% and ~30% for all of the Company’s Eastern Desert production. The Agreement promotes investment across a broad range of commodity prices and substantially increases operational and financial efficiencies. The results achieved for the six months ended June 30, 2022 are inclusive of the impact of the Merged Concession.

Total corporate production is expected to range between 12.4 and 13.4 Mboe/d (mid-point of 12.9 Mboe/d) for 2022 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 10.0 and 10.8 Mbbls/d (mid-point of 10.4 Mbbls/d) in 2022. Canadian production is expected to range between 2.4 and 2.6 Mboe/d (mid-point of 2.5 Mboe/d) in 2022.

The Company is projecting an additional $4.4 million capital increase for 2022 to $74.9 million (before capitalized G&A). In Canada, the increase is primarily the result of increased tie-in costs ($3.2 million). In Egypt, the increase is due to the drilling of one additional well and performing two additional recompletions in the Eastern Desert.

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2022. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

On July 14, 2022, TransGlobe and VAALCO Energy, Inc. announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which VAALCO will acquire all of the outstanding common shares of TransGlobe in a stock-for-stock strategic business combination transaction (the "Transaction"). Under the terms of the Arrangement Agreement, VAALCO will acquire each TransGlobe share for 0.6727 of a VAALCO share of common stock, which represents a 24.9 per cent premium per TransGlobe common share based on the companies' respective 30-day volume weighted average share prices as of market close on July 13, 2022. The Transaction will result in VAALCO stockholders owning approximately 54.5 percent and TransGlobe shareholders owning approximately 45.5 percent of the combined company.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2022		2021				2020
($000s, except per share amounts, price and volumes)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Operations
Average production volumes
Crude oil (bbls/d)	10,908	10,911	11,241	11,877	11,414	10,802	10,886	10,473
NGLs (bbls/d)	624	768	716	677	857	710	755	798
Natural gas (Mcf/d)	3,600	4,598	4,832	4,734	4,834	4,259	4,454	4,633
Total (boe/d)	12,132	12,446	12,763	13,342	13,077	12,221	12,384	12,044
Average sales volumes
Crude oil (bbls/d)	11,385	10,429	11,241	13,402	14,879	8,271	14,215	9,110
NGLs (bbls/d)	624	768	716	677	857	710	755	798
Natural gas (Mcf/d)	3,600	4,598	4,832	4,734	4,834	4,259	4,454	4,633
Total (boe/d)	12,609	11,964	12,763	14,868	16,542	9,691	15,712	10,680
Average realized sales prices[1]
Crude oil ($/bbl)	101.56	82.09	71.84	64.76	60.39	53.26	37.40	37.14
NGLs ($/bbl)	44.38	41.75	40.76	35.40	27.03	26.42	18.96	15.65
Natural gas ($/Mcf)	5.14	3.79	3.88	2.71	2.58	2.46	1.85	1.80
Total oil equivalent ($/boe)	95.37	75.70	67.03	60.85	56.48	48.47	35.27	33.63
Inventory (Mbbls)	-	43.4	-	-	140.3	455.7	227.9	534.0
Petroleum and natural gas sales	109,427	81,510	93,428	83,234	85,018	42,277	50,989	33,046
Petroleum and natural gas sales, net of royalties	74,690	52,954	58,043	42,316	50,595	18,052	33,309	16,740
Cash flow generated by (used in) operating activities	42,170	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)
Funds flow from operations[2]	42,465	27,131	15,269	12,381	17,100	81	7,202	323
Basic per share[3]	0.58	0.37	0.21	0.17	0.24	-	0.10	—
Diluted per share[3]	0.57	0.37	0.20	0.17	0.24	-	0.10	—
Net earnings (loss)	32,133	48,810	6,560	37,080	7,722	(11,024)	(2,855)	(5,957)
Basic per share	0.44	0.67	0.09	0.51	0.11	(0.15)	(0.04)	(0.08)
Diluted per share	0.44	0.66	0.08	0.51	0.11	(0.15)	(0.04)	(0.08)
Capital expenditures[4]	15,736	8,849	8,694	11,624	3,597	2,907	254	437
Total assets	354,836	323,663	239,095	267,263	208,479	197,150	201,147	205,583
Cash and cash equivalents	61,175	37,245	37,929	53,952	43,639	28,669	34,510	27,065
Working capital	78,642	60,414	21,032	17,667	17,136	7,055	15,349	12,708
Total long-term debt, including current portion	3,102	3,144	3,040	6,882	16,951	21,699	21,464	25,946
[1]

Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow generated by operations is cash flow from operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[3]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of funds flow from operations. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[4]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

During the second quarter of 2022, TransGlobe:

•

Reported a decrease in production volumes of 7% compared to Q2-2021, the decrease was primarily attributable to a shut-in during planned maintenance at a major processing plant in Canada, partially offset by an increase in production in the Eastern desert driven by the ongoing 2022 drilling program;

•	Sold 104.0 Mbbls of entitlement crude oil to EGPC and sold one cargo lifting of 451.0 Mbbls, ending the quarter with no crude oil inventory;
•	Collected a total of $12.8 million of accounts receivable from EGPC during the quarter;
•	Reported positive funds flow from operations of $42.5 million, inclusive of a $0.7 million realized derivative loss on commodity contracts;
•	Petroleum and natural gas sales increased by 29% compared to Q2-2021, primarily due to a 69% increase in realized prices, partially offset by a 24% decrease in sales volumes.
•	Reported net earnings of $32.1 million, inclusive of a $0.6 million unrealized derivative gain on commodity contracts;
•	Spent $15.7 million on capital expenditures;
•	Ended Q2-2022 with positive working capital of $78.6 million, including $61.2 million in cash; and
•	Paid a dividend of $0.10 per share on May 12, 2022 to shareholders of record on April 29, 2022.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2022		2021
Average reference prices and exchange rates	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price ($/bbl)	113.54	100.30	79.59	73.47	68.83
Edmonton Sweet index ($/bbl)	106.68	92.64	73.19	66.61	63.07
Natural gas
AECO ($/MMBtu)	5.42	3.68	3.89	2.97	2.48
US/Canadian Dollar average exchange rate	1.28	1.27	1.26	1.26	1.23

In Q2-2022, the average price of Dated Brent oil was 13% and 65% higher than Q1-2022 and Q2-2021, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 5% and 15% (2021 – 5% and 30%). If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 40% in Egypt (2021 - 25% to 30%). The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 67% to 83% of the profit oil (2021 - 70% to 85%). Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company may receive less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to international purchasers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the second quarter of 2022, the average price of Edmonton Sweet index oil (expressed in US$) was 15% and 69% higher than Q1-2022 and Q2-2021, respectively. In Q2-2022, the average price of AECO natural gas was 47% and 119% higher than Q1-2022 and Q2-2021, respectively.

MERGED CONCESSION AGREEMENT

On January 19, 2022, the agreement with EGPC to merge, amend and extend the Company’s three existing Eastern Desert concessions (the “Merged Concession” or “Agreement”) was executed. The Merged Concession includes improved cost recovery and production sharing terms scaled to oil prices with a new 15-year development term and a 5-year extension option.

TransGlobe remitted the initial modernization payment of $15.0 million and signature bonus of $1.0 million as part of the conditions precedent to the official signing of the Merged Concession on January 19, 2022. In accordance with the Agreement, the Company made another modernization payment to EGPC in the amount of $10.0 million on February 1, 2022. As previously disclosed, the modernization payments under the Agreement total $65.0 million and are payable over six years from February 1, 2020 (the “Effective Date”). The Company estimated the net present value of the remaining modernization payment liabilities to be $34.2 million as at June 30, 2022 using a discount rate of 8%. The Company recorded a corresponding increase in carrying amount of its Eastern Desert PNG assets for the modernization payments under the Merged Concession.

Upon execution of the Merged Concession, there was an effective date adjustment owed to the Company for the difference between historic and Merged Concession agreement commercial terms applied against Eastern Desert production from the effective date of February 1, 2020. The quantum of the effective date adjustment is currently being finalized with EGPC and could result in a range of outcomes based on the final price per barrel negotiated. TransGlobe has recognized a receivable of $67.5 million at June 30, 2022, which represents the amount expected to be received from EGPC based on historical realized prices. The effective date adjustment was recognized against the Eastern Desert PNG assets noted above, with the incremental value in excess of PNG additions ($8.0 million) being recognized as a gain on concession merger in the Statement of Earnings (Loss).

Pursuant to the Merged Concession in Egypt, the Company has a minimum financial commitment of $50.0 million per each five-year period of the primary development term, for a total of $150 million commencing on the Effective Date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments. Since February 1, 2020, TransGlobe has incurred $30.2 million in capital expenditures in the Eastern Desert.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Egypt crude oil (bbls/d)	10,338	10,727	10,215	10,484
Canada crude oil (bbls/d)	570	687	695	626
Canada NGLs (bbls/d)	624	857	696	784
Canada natural gas (Mcf/d)	3,600	4,834	4,096	4,548
Total Company (boe/d)	12,132	13,077	12,288	12,652

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Egypt crude oil (bbls/d)	10,815	14,192	10,215	10,967
Canada crude oil (bbls/d)	570	687	695	626
Canada NGLs (bbls/d)	624	857	696	784
Canada natural gas (Mcf/d)	3,600	4,834	4,096	4,548
Total Company (boe/d)	12,609	16,542	12,288	13,135

Netback

Consolidated netback

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	109,427	95.37	85,018	56.48
Royalties[2]	34,737	30.27	34,423	22.87
Current taxes[2]	9,381	8.18	5,605	3.72
Production and operating expenses	14,830	12.92	19,722	13.10
Selling costs	2,010	1.75	1,671	1.11
Netback[3]	48,469[1]	42.25[4]	23,597[1]	15.68[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the three months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	190,937	85.85	127,295	53.54
Royalties[2]	63,293	28.46	58,648	24.67
Current taxes[2]	17,939	8.07	10,265	4.32
Production and operating expenses	28,109	12.64	29,171	12.27
Selling costs	2,493	1.12	1,705	0.72
Netback[3]	79,103[1]	35.56[4]	27,506[1]	11.56[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the six months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Egypt

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	99,689	101.29	77,831	60.27
Royalties[2]	33,267	33.80	32,843	25.43
Current taxes[2]	9,381	9.53	5,605	4.34
Production and operating expenses	12,907	13.11	17,919	13.87
Selling costs	2,010	2.04	1,671	1.29
Netback[3]	42,124[1]	42.81[4]	19,793[1]	15.34[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the three months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	170,153	92.03	114,805	57.84
Royalties[2]	60,338	32.63	56,327	28.38
Current taxes[2]	17,939	9.70	10,265	5.17
Production and operating expenses	24,194	13.09	25,847	13.02
Selling costs	2,493	1.35	1,705	0.86
Netback[1,3]	65,189[1]	35.26[4]	20,661[1]	10.41[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the six months ended June 30, 2022 and June 30, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Netbacks per barrel in Egypt increased by 179% and 239%, respectively, for the three and six months ended June 30, 2022, compared with the same periods in 2021, primarily due to the Company’s improved commercial terms in the Eastern Desert under the Merged Concession and an increase in commodity prices. For the three months ended June 30, 2022, the increase was primarily due to 68% higher realized oil prices, 5% lower production and operating expenses per bbl, partially offset by 46% higher royalties and taxes per bbl and 58% higher selling costs per bbl. For the six months ended June 30, 2022, the increase was primarily due to 59% higher realized oil prices, partially offset by 26% higher royalties and taxes per bbl, 1% higher production and operating expenses per bbl and 57% higher selling costs per bbl.

In Egypt, oil sales increased by 28% and 48%, respectively, for the three and six months ended June 30, 2022 compared to the same periods in 2021. For the three months ended June 30, 2022, the increase was primarily due to a 68% or $41.02/bbl increase in realized sales price, partially offset by a decrease in sales volumes of 24% compared to the same period in 2021. For the six months ended June 30, 2022, the increase was primarily due to a 59% or $34.19/bbl increase in realized sales prices, partially offset by a decrease in sales volumes of 7% compared to the same period in 2021. The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, Royalties and taxes increased by $4.2 million and $11.7 million, respectively, for the three and six month periods ending June 30, 2022 compared to the same periods in 2021. Royalties and taxes as a percentage of revenues were 43% and 46%, respectively, for the three and six months ended June 30, 2022, compared to 49% and 58% for the same periods in 2021. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three and six months ended June 30, 2022, royalties and taxes as a percentage of revenue would have been 45% and 46% (2021 - 65% and 61%), respectively. In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The increase in total royalties and taxes for the three and six month periods ended June 30, 2022 was primarily due to an increase in commodity prices compared to the same periods in 2021. The relative decrease in royalties as a percentage of revenue for the three and six months ended June 30, 2021 from 49% and 58% to 43% and 46%, respectively, is primarily due to the improved terms of the Merged Concession compared to historic Eastern Desert PSC’s.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 28% ($5.0 million) in the three months ended June 30, 2022 compared with the same period in 2021. The decrease was primarily due to a decrease in sales volume in the three months ended June 30, 2022 compared to the same period of 2021, resulting in less operating costs being expensed from inventory ($5.0 million). The decrease was also driven by a decrease in G&A allocated to operating expenses due to increased capital activity in the period, fully offset by an increase in diesel and fuel costs as a result of improved commodity prices and inflation. The 5% decrease in production and operating expenses per bbl for the three months ended June 30, 2022

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

was primarily due to a decrease in production and operating expenses, partially offset by a comparative 24% decrease in sales volumes in Egypt when compared to the same period in 2021.

Production and operating expenses decreased by 6% ($1.7 million) in the six months ended June 30, 2022 compared with the same period in 2021. The decrease was primarily related to a decrease in sales volumes resulting in less operating costs being expensed from inventory ($1.9 million). The decrease was also driven by a decrease in G&A allocated to operating expenses due to increased capital activity in the period, partially offset by an increase in workovers and an increase in diesel and fuel costs as a result of improved commodity prices and inflation. The 1% increase in production and operating expenses per bbl for the six months ended June 30, 2022 was primarily due to a comparative 7% decrease in sales volumes, partially offset by a decrease in production and operating expenses in Egypt when compared to the same period in 2021.

Selling costs increased by 58% and 59%, respectively, for the three and six months ended June 30, 2022, compared with the same periods in 2021. The increase for the three months ended June 30, 2022 was primarily due to higher costs incurred on the Q2-2022 cargo lifting when compared to the Q2-2021 cargo lifting. This also contributed to the increase for the six months ended June 30, 2022, compounded with the Company selling two cargo liftings in the period compared to one cargo lifting during the same period in 2021.

Canada

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	5,533	106.67	3,942	63.05
Natural gas sales	1,685	30.86	1,137	15.51
NGL sales	2,520	44.38	2,108	27.03
Total sales	9,738	59.65	7,187	33.61
Royalties	1,470	9.00	1,580	7.38
Production and operating expenses	1,923	11.78	1,803	8.43
Netback	6,345[1]	38.87[2]	3,804[1]	17.80[2]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	12,123	96.37	6,615	58.38
Natural gas sales	3,255	26.34	2,079	15.15
NGL sales	5,406	42.91	3,796	26.75
Total sales	20,784	55.37	12,490	31.83
Royalties	2,955	7.87	2,321	5.91
Production and operating expenses	3,915	10.43	3,324	8.47
Netback	13,914[1]	37.07[2]	6,845[1]	17.45[2]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Netbacks per boe in Canada increased by 118% and 112%, respectively, for the three and six months ended June 30, 2022 compared to the same periods in 2021. The increase was primarily due to a higher realized sales price in Canada (77% and 74%, respectively), partially offset by higher royalties per boe (22% and 33%, respectively), and higher production and operating expenses per boe (40% and 23%, respectively).

In Canada, petroleum and natural gas sales increased by 35% to $9.7 million and 66% to $20.8 million, respectively, for the three and six month periods ended June 30, 2022 compared to the same periods in 2021. These increases were primarily due to an increase in realized prices, partially offset by a decrease in sales volumes of 24% and 4%, respectively, for the three and six months ended June 30, 2022, compared with the same periods in 2021.

In Canada, royalty expense decreased by $0.1 million and increased by $0.6 million, respectively, for the three and six months ended June 30, 2022 compared to the same periods in 2021. The decrease for the three months ended June 30, 2022 was primarily due to a decrease in Gas Cost Allowance (“GCA”) rebates received in 2022 compared to 2021, partially offset by an increase in crown royalties as a result of improved commodity pricing. The increase for the six months ended June 30, 2022 was primarily due to an increase in crown royalties as a result of improved commodity pricing and an increase in freehold and overriding royalties, partially offset by a decrease in GCA rebates received in 2022 compared to 2021. Royalties amounted to 15% and 14% of petroleum and natural gas sales revenue during the three and six months ended June 30, 2022, respectively, compared to 22% and 19% during the comparative periods in 2021. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Production and operating expenses increased by 7% ($0.1 million) and $18% ($0.6 million), respectively, for the three and six months ended June 30, 2022 compared with the same periods in 2021. These increases were primarily due to an increase in chemical costs, power and utilities, and transportation costs attributable to increased commodity prices and inflationary pressures.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[1]	$	$/boe[1]
Gross G&A	5,565	4.85	3,041	2.02
Stock-based compensation	2,801	2.44	816	0.54
Capitalized G&A and overhead recoveries	(289)	(0.25)	(187)	(0.12)
Net G&A	8,077	7.04	3,670	2.44
1

Supplementary financial measure that is comprised of general and administrative expenses, determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[1]	$	$/boe[1]
Gross G&A	9,217	4.14	5,471	2.30
Stock-based compensation	6,231	2.80	3,587	1.51
Capitalized G&A and overhead recoveries	(506)	(0.23)	(351)	(0.15)
Net G&A	14,942	6.71	8,707	3.66
1

Supplementary financial measure that is comprised of general and administrative expenses, determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Gross G&A increased by 83% and 68% for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increase for the three months ended June 30, 2022 was primarily due an increase in business development expenses and inflationary impacts to TransGlobe’s base cost structure. The increase for the six months ended June 30, 2022 was primarily due an increase in business development expenses, inflationary impacts to the Company’s base cost structure and an increase in employee compensation payments driven by improved Company performance.

Stock-based compensation expense increased by 243% and 74% for the three month and six months ended June 30, 2022, respectively, compared with the same periods in 2021. These increases were primarily due to an increase in the Company’s share price at the end of Q2-2022 and the associated revaluation of the Company’s potential obligations, partially offset by a large number of outstanding units being released.

Capitalized G&A increased by 55% and 44% for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. These increases were primarily due to increased capital activity when compared to the same periods in 2021.

FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Interest on long-term debt	-	202	-	431
Interest on borrowing base facility	42	80	78	156
Amortization of deferred financing costs	-	-	-	103
Interest on modernization payment liabilities	651	-	1,148	-
Interest on lease obligations	24	51	45	113
Finance costs	717	333	1,271	803
Interest paid	42	291	78	584

Finance costs for the three and six months ended June 30, 2022 increased to $0.7 million and $1.3 million, respectively, from $0.3 million and $0.8 million for the same periods in 2021. These increases were primarily due to interest on modernization payment liabilities, partially offset by a lower balance of long-term debt outstanding.

As at June 30, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling $17.4 million (C$22.5 million), of which $3.1 million (C$4.0 million) was outstanding.

The reserves-based lending facility is subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2022.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[2]	$	$/boe[2]
Egypt[1]	5,731	5.82	4,796	3.71
Canada	1,492	9.14	2,076	9.71
Corporate	76	-	87	-
Total	7,299	6.36	6,959	4.62
[1]

Egypt DD&A per barrel is calculated on a sales basis for the three months ended June 30, 2022 and June 30, 2021 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at June 30, 2022 and 2021).

2   Supplementary financial measure that is comprised of depletion, depreciation and amortization, determined in accordance with IFRS, divided by the Company’s average daily production volumes.  Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

	Six Months Ended June 30
	2022		2021
($000s, except per boe amounts)	$	$/boe[2]	$	$/boe[2]
Egypt[1]	10,454	5.65	7,803	3.93
Canada	3,559	9.48	3,730	9.51
Corporate	156	-	241	-
Total	14,169	6.37	11,774	4.95
[1]

Egypt DD&A per barrel is calculated on a sales basis for the six months ended June 30, 2022 and June 30, 2021 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at June 30, 2022 and 2021).

2   Supplementary financial measure that is comprised of depletion, depreciation and amortization, determined in accordance with IFRS, divided by the Company’s average daily production volumes.  Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as the DD&A per barrel associated with capitalized inventory barrels is also capitalized and subsequently expensed when sold. During the three and six months ended June 30, 2022, DD&A increased by 19% ($0.9 million) and 34% ($2.7 million), respectively, compared to the same periods in 2021. These increases were primarily due to an increase in capital activity and a higher depletable cost base, partially offset by a decrease in production.

In Canada, gross DD&A decreased by 28% ($0.6 million) and 5% ($0.2 million) during the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. These decreases were primarily due to a decrease in production as a result of planned maintenance at a major processing plant in Q2-2022, partially offset by an increase in capital activity and a higher depletable cost base.

IMPAIRMENT REVERSAL

In the second quarter of 2022, TransGlobe determined that there were no indicators of impairment or impairment reversal and therefore did not record an impairment charge for any of PNG assets. During the first quarter of 2022, the Company recorded a non-cash impairment reversal on its PNG assets in the Eastern Desert CGU based on the calculation of fair value less costs to sell, using estimated after-tax discounted cash flows on proved plus probable reserves. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGU tested resulting in $26.0 million of impairment reversal being recorded. The impairment reversal was limited to total accumulated historical impairments less subsequent depletion.

There were no indicators of impairment or impairment reversal on TransGlobe’s intangible exploration and evaluation (“E&E”) assets during Q2-2022.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2022	2021
Egypt	11,895	3,528
Canada	12,690	2,966
Corporate	-	10
Total[1]	24,585	6,504
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Capital expenditures in the first six months of 2022 were $24.6 million (2021 - $6.5 million).

In Egypt, the Company incurred $11.9 million in capital expenditures during the six months ended June 30, 2022 (2021 - $3.5 million) associated with drilling and casing nine development oil wells in the Eastern Desert.

In Canada, the Company incurred $12.7 million in capital expenditures during the six months ended June 30, 2022 (2021 - $3.0 million) associated with drilling five horizontal Cardium reservoir wells (three 2- mile, and two 1-mile) in the South Harmattan area. Another 1-mile horizontal Cardium reservoir well was spud in June 2022 with rig release in early July.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OUTSTANDING SHARE DATA

As at June 30, 2022 and August 10, 2022, the Company had 73,309,064 common shares issued and outstanding and 1,267,512 stock options issued and outstanding, of which 726,402 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2022 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at June 30, 2022, the Company had a working capital surplus of $78.6 million (December 31, 2021 - $21.0 million). The increase in working capital is primarily due to an increase in receivables as a result of the effective date adjustment on the Merged Concession agreement in Egypt and an increase in cash due to improved commodity prices. These increases were partially offset by an increase in accounts payable driven primarily by the 2022 capital program, an increase in the current portion of share-based compensation liabilities and an increase in the current portion of modernization payment liabilities.

As at June 30, 2022 all of the Company's cash is on deposit with high credit-quality financial institutions.

In Egypt, the Company sold 104.0 Mbbls of entitlement crude oil to EGPC in Q2-2022 for proceeds of $11.8 million and sold one cargo lifting of 451.0 Mbbls of entitlement crude oil for proceeds of $46.3 million (collected in May and June). The Company generally incurs a 30-day collection cycle on cargo lifting sales. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at June 30, 2022, the Company held no crude oil as inventory.

As at June 30, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling $17.4 million (C$22.5 million), of which $3.1 million (C$4.0 million) was drawn and outstanding. During the six months ended June 30, 2022, the Company had average drawings of $0.1 million (C$0.1 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC’s cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at June 30, 2022, the Company held nil crude oil inventory. As TransGlobe directly markets its oil, crude oil inventory levels fluctuate from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Three Months Ended	Six Months Ended	Year Ended
(Mbbls)	June 30, 2022	June 30, 2022	December 31, 2021
Product inventory, beginning of period	43.4	-	227.9
TransGlobe entitlement production	513.1	1,018.7	1,663.3
Crude oil sales	(556.5)	(1,018.7)	(1,891.2)
Product inventory, end of period	-	-	-

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	42,707	42,707	-	-	-
Long-term debt	Yes-Liability	3,102	-	3,102	-	-
Lease obligations	Yes-Liability	2,250	1,245	1,005	-	-
Share-based compensation liabilities	Yes-Liability	10,178	8,286	1,892	-	-
Modernization payment liabilities[2]	Yes-Liability	40,000	10,000	30,000	-	-
Minimum financial commitment[3]	No	119,768	-	19,768	-	100,000
Derivative commodity contracts	Yes-Liability	858	858	-	-	-
Equipment and facility leases[4]	No	501	501	-	-	-
Total		219,364	63,597	55,767	-	100,000
[1]	Payments denominated in foreign currencies have been translated at June 30, 2022 exchange rates.
[2]	Four annual equalization payments of $10.0 million owing to EGPC beginning on February 1, 2023 until February 1, 2026.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to development and drilling obligations.
[4]	Equipment lease includes one workover rig.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Pursuant to the Merged Concession in Egypt, the Company had a minimum financial commitment of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2022.

ASSET RETIREMENT OBLIGATION

As at June 30, 2022, TransGlobe had an asset retirement obligation ("ARO") of $11.3 million (December 31, 2021 - $14.1 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 3.10% and 3.23% (December 31, 2021 –rates between 0.95% and 1.68%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2021 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

For petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at June 30, 2022 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All current derivatives of this nature entered into by TransGlobe are related to future natural gas production. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In accordance with the terms of its revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2022, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Bought Put C$/GJ	Sold Call C$/GJ
Jul 2022 - Sep 2022	Collar	358,800	3,900	2.50	3.10
Oct 2022 - Dec 2022	Collar	358,800	3,900	2.50	4.00

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in Note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021 and in the Critical Judgements and Accounting Estimates section of the Company’s 2021 annual MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this MD&A and in other materials disclosed by the Company, TransGlobe employs certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company’s performance.

Non-GAAP financial measures

Capital Expenditures

TransGlobe uses capital expenditures to measure its capital investments compared to the Company’s annual capital budgeted expenditures. The Company’s capital budget excludes the accounting impact of any accrual changes. The most directly comparable measure under IFRS is cash flow used in investing activities. The table below details the composition of capital expenditures and its reconciliation to cash flow used in investing activities.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Net cash used in investing activities	(9,862)	(3,075)	(18,681)	(4,157)
Changes in non-cash working capital	(5,874)	(522)	(5,904)	(2,347)
Capital expenditures	(15,736)	(3,597)	(24,585)	(6,504)

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	2022		2021				2020
($000s)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Net cash used in investing activities	(9,862)	(8,819)	(9,082)	(5,982)	(3,075)	(1,082)	(1,254)	(2,320)
Changes in non-cash working capital	(5,874)	(30)	388	(5,642)	(522)	(1,825)	1,000	1,883
Capital expenditures	(15,736)	(8,849)	(8,694)	(11,624)	(3,597)	(2,907)	(254)	(437)

Funds flow from operations

TransGlobe uses funds flow from operations to measure the Company’s ability to generate the necessary funds to maintain production at current levels, enable future growth through capital investment and repay debt. Management believes that such a measure provides an insightful assessment of TransGlobe’s operations on a continuing basis by eliminating certain non-cash charges. The most directly comparable measure under IFRS is cash flow generated by operating activities. The tables below details the composition of funds flow from operations and its reconciliation to cash flow generated by operating activities.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Net cash generated by operating activities	42,170	23,832	18,388	19,892
Changes in non-cash working capital	295	(6,732)	51,208	(2,711)
Funds flow from operations[1]	42,465	17,100	69,596	17,181
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

	2022		2021				2020
($000s)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Net cash generated by (used in) operating activities	42,170	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)
Changes in non-cash working capital	295	50,913	17,225	(14,645)	(6,732)	4,021	(6,978)	3,672
Funds flow from operations[1]	42,465	27,131	15,269	12,381	17,100	81	7,202	323
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Netback

Netback is a measure of operating results and is computed as petroleum and natural gas sales, net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Refer to the “Netback” section of this MD&A which includes the most directly comparable GAAP measure, petroleum and natural gas sales.

Non-GAAP financial ratios

Netback per boe

TransGlobe calculates netback per boe as netback divided by average daily production. Netback is a non-GAAP financial measure component of netback per boe. Management believes that netback per boe is a key industry performance measure of operational efficiency and one that provides investors with information that is also commonly presented by other crude oil and natural gas producers. The Company’s netback per boe is disclosed in the “Netback” section within this MD&A.

Funds flow from operations per share

TransGlobe presents funds flow from operations per share by dividing funds flow from operations by the Company's diluted or basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. Management believes that funds flow per share provides investors an indicator of funds generated from the business that could be allocated to each shareholder's equity position.

Supplementary Financial Measures

"Average realized sales price" is comprised of total petroleum and natural gas sales, divided by the Company's average daily production volumes.

"DD&A expense per boe" is comprised of DD&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

"G&A expense per boe" is comprised of G&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Production and operating expenses per boe" is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Royalties and taxes as a percentage of revenue" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's petroleum and natural gas sales.

"Royalties and taxes per boe" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Selling costs per bbl" is comprised of selling costs, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

“Working capital” is a supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

Forward-Looking Statements

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements in this MD&A include, but are not limited to: management’s assessment of future plans and operations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; the anticipated benefits to be derived from the Merged Concession Agreement; the Company's expectations; the Company's expectations that it will pay dividends and the anticipated timing thereof; the Company's expected sources of funding for the development costs of its reserves; the anticipated timing of when the effective date adjustment will be finalized with EGPC; the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well; the Company's anticipated 2022 capital budget; the Company's anticipated 2022 production, including the allocation of such production between development and exploration wells and other spending; the Company's strategy and focus in 2022 including the drilling of wells and growing production; anticipated on-stream dates of the Company's wells; the focus of the Egypt 2022 capital program; the number of and location of wells to be drilled by the Company in 2022 and the anticipated timing thereof; the Company's expectations that it will be able to fund its 2022 exploration and development program through the use of working capital and cash flow from operations; the Company's future commitments and the anticipated timing thereof; the Company's anticipated abandonment and reclamation costs; the Company's ability to manage fluctuations in commodity prices, interest rates and foreign currency exchange rates; that the Company will ensure that it will have sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost; Management's expectations that its future cash flow from operations, working capital and availability under existing credit facilities will be adequate to support its financial liabilities and its capital programs; the collection of accounts receivable from the Egyptian Government; the timing of liftings of crude oil produced from the Company’s Egyptian operations; and other matters. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

Forward-looking statements or information necessarily involve risks including, without limitation: risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets, economic and political instability; volatility of commodity prices; currency fluctuations; fluctuations in operating expenses due to changes in inventory volumes; inability to pay down the Company's debt; inability to continue to work with the EGPC to schedule cargoes; imprecision of reserves estimates; environmental risks; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; delays resulting from or inability to obtain required regulatory approvals; failure to collect the remaining accounts receivable balance from EGPC; the potential impacts of COVID-19 to the Company’s business; operating results; cash flows and/or financial condition; ability to access sufficient capital from internal and external sources; the Company's 2022 production in Egypt and Canada will be less than anticipated; the Company's exit production rates will be less than anticipated; the Company will not increase investments and growth in Egypt and Canada; the Company will successfully drill less than the number of wells that it anticipates; the Company will be unable to maximize free cash flow and increase the Company’s production base; the Company does not pay dividends in the future; the amount and allocation of 2022 capital spending disclosed herein will be different than anticipated; the Company's drilling plans and the anticipated timing thereof will be different than as disclosed herein; and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Future dividend payments, if any, and the level thereof is uncertain.  The Company's dividend policy and any decision to pay dividends may depend on a variety of factors, including, without limitation, the funds available for the payment of dividends, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; the ability to obtain shareholder, court and regulatory approvals (if any) of the proposed arrangement; the ability to complete the proposed arrangement on the anticipated terms and timetable; the possibility that various closing conditions for the arrangement may not be satisfied or waived; risks relating to any unforeseen liabilities of VAALCO; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; the ability of the Company to successfully market and receive payment for its oil and natural gas products; that TransGlobe's conduct and results of its operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; that TransGlobe will have sufficient financial resources in the future to pay a dividend; that the Board of Directors will declare dividends in the future; and other matters.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This MD&A also contains financial outlook within the meaning of applicable securities laws, including but not limited to: the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well. The financial outlook has been prepared by TransGlobe's management to provide an outlook of the Company's activities and results. The financial outlook has been prepared based on a number of assumptions including those set forth below in this MD&A, the assumptions discussed above and assumptions with respect to the costs and expenditures to be incurred by the Company, capital equipment and operating costs, foreign exchange rates, taxation rates for the Company, general and administrative expenses and the prices to be paid for the Company's production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlook or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in this MD&A, and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis as of January 27, 2022, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, TransGlobe's expected expenditures and results of operations. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, TransGlobe undertakes no obligation to update such financial outlook and forward-looking statements and information, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager - Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This MD&A contains a number of oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this MD&A, should not be relied upon for investment or other purposes.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2022	2021	2022	2021

REVENUE
Petroleum and natural gas sales, net of royalties	18	74,690	50,595	127,644	68,647
Finance revenue		3	3	3	6
Other revenue		1	33	1	33
		74,694	50,631	127,648	68,686

EXPENSES
Production and operating	7,18	14,830	19,722	28,109	29,171
Selling costs		2,010	1,671	2,493	1,705
General and administrative		8,077	3,670	14,942	8,707
Foreign exchange loss		13	10	5	43
Finance costs	6	717	333	1,271	803
Depletion, depreciation and amortization	9	7,299	6,959	14,169	11,774
Asset retirement obligation accretion	10	86	45	159	111
Gain on concession merger	5	-	-	(7,953)	-
Loss on financial instruments	4	148	4,894	1,554	9,409
Impairment reversal	9	-	-	(25,983)	-
		33,180	37,304	28,766	61,723

Earnings before income taxes		41,514	13,327	98,882	6,963

Income tax expense - current		9,381	5,605	17,939	10,265
NET EARNINGS (LOSS)		32,133	7,722	80,943	(3,302)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(1,815)	772	(1,083)	1,166
COMPREHENSIVE INCOME (LOSS)		30,318	8,494	79,860	(2,136)

Net earnings (loss) per share	16
Basic		0.44	0.11	1.11	(0.05)
Diluted		0.44	0.11	1.09	(0.05)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2022	December 31, 2021

ASSETS
Current
Cash		61,175	37,929
Accounts receivable	4,5	74,790	12,217
Prepaids and other		5,328	4,024
		141,293	54,170
Non-Current
Intangible exploration and evaluation assets	8	2,737	2,673
Property and equipment
Petroleum and natural gas assets	9	208,510	173,804
Other	9	2,296	2,202
Deferred taxes		-	6,246
		354,836	239,095

LIABILITIES
Current
Accounts payable and accrued liabilities	13	42,707	26,112
Share-based compensation liabilities	15	8,286	6,174
Modernization payment liabilities	5	9,555	-
Derivative commodity contracts	4	858	88
Lease obligations	11	1,245	764
		62,651	33,138
Non-Current
Long-term debt	12	3,102	3,040
Asset retirement obligations	10	11,335	14,102
Share-based compensation liabilities	15	1,892	3,959
Modernization payment liabilities	5	24,620	-
Lease obligations	11	1,005	36
Deferred taxes		-	6,246
		104,605	60,521

SHAREHOLDERS’ EQUITY
Share capital	14	153,118	153,021
Accumulated other comprehensive income		755	1,838
Contributed surplus	15	23,905	24,896
Retained earnings (deficit)		72,453	(1,181)
		250,231	178,574
		354,836	239,095

Commitments and Contingencies (Note 13)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Jennifer Kaufield”

Randy C. Neely	Jennifer Kaufield
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Six Months Ended June 30
	Notes	2022	2021

Share Capital
Balance, beginning of period		153,021	152,805
Stock options exercised	14	(990)	-
Transfer from contributed surplus on exercise of options	14	1,087	-
Balance, end of period		153,118	152,805

Accumulated Other Comprehensive Income
Balance, beginning of period		1,838	1,900
Currency translation adjustment		(1,083)	1,166
Balance, end of period		755	3,066

Contributed Surplus
Balance, beginning of period		24,896	25,109
Share-based compensation expense	15	96	194
Transfer to share capital on exercise of options	15	(1,087)	-
Balance, end of period		23,905	25,303

Retained Earnings (Deficit)
Balance, beginning of period		(1,181)	(41,519)
Net earnings (loss)		80,943	(3,302)
Dividends	17	(7,309)	-
Balance, end of period		72,453	(44,821)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2022	2021	2022	2021

OPERATING
Net earnings (loss)		32,133	7,722	80,943	(3,302)
Adjustments for:
Depletion, depreciation and amortization	9	7,299	6,959	14,169	11,774
Asset retirement obligation accretion	10	86	45	159	111
Impairment reversal	9	-	-	(25,983)	-
Share-based compensation	15	2,801	816	6,231	3,587
Finance costs	6	717	333	1,271	803
Unrealized (gain) loss on financial instruments	4	(569)	1,248	787	4,218
Unrealized loss on foreign currency translation		19	8	92	12
Gain on concession merger	5	-	-	(7,953)	-
Asset retirement obligations settled	10	(21)	(31)	(120)	(22)
Changes in working capital	19	(295)	6,732	(51,208)	2,711
Net cash generated by operating activities		42,170	23,832	18,388	19,892

INVESTING
Additions to intangible exploration and evaluation assets	8	(40)	(15)	(64)	(578)
Additions to petroleum and natural gas assets	9	(15,662)	(3,557)	(24,293)	(5,887)
Additions to other assets	9	(34)	(25)	(228)	(39)
Changes in working capital	19	5,874	522	5,904	2,347
Net cash used in investing activities		(9,862)	(3,075)	(18,681)	(4,157)

FINANCING
Issue of common shares	14	(325)	-	(989)	-
Interest paid	6	(42)	(291)	(78)	(584)
Increase in long-term debt	12	55	146	110	225
Payments on lease obligations	11	(508)	(479)	(997)	(1,071)
Repayments of long-term debt	12	-	(5,000)	-	(5,000)
Dividends paid	17	(7,309)	-	(7,309)	-
Increase in modernization payment liabilities	5	-	-	59,027	-
Payments on modernization payment liabilities	5	-	-	(26,000)	-
Changes in working capital	19	(49)	(8)	(17)	(9)
Net cash (used in) generated by financing activities		(8,178)	(5,632)	23,747	(6,439)

Currency translation differences relating to cash		(200)	(155)	(208)	(167)
NET INCREASE IN CASH		23,930	14,970	23,246	9,129
CASH, BEGINNING OF PERIOD		37,245	28,669	37,929	34,510
CASH, END OF PERIOD		61,175	43,639	61,175	43,639

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six month periods ended June 30, 2022 and 2021

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Capital Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is Suite 900, 444 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 2T8.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2021.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 9, 2022.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2021 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the IASB requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

The Company has classified its cash and derivative commodity contracts as fair value through profit or loss. All are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, lease obligations, share-based compensation liabilities, long-term debt and modernization payment liabilities are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2022		December 31, 2021
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	61,175	61,175	37,929	37,929
Financial assets at amortized cost	74,790	74,790	12,217	12,217
Financial liabilities at fair value through profit or loss	858	858	88	88
Financial liabilities at amortized cost	92,412	92,412	29,952	29,952

Assets and liabilities as at June 30, 2022 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash is classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All current derivatives of this nature entered into by TransGlobe are related to future natural gas production. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In accordance with the terms of its revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2022, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Bought Put C$/GJ	Sold Call C$/GJ
Jul 2022 - Sep 2022	Collar	358,800	3,900	2.50	3.10
Oct 2022 - Dec 2022	Collar	358,800	3,900	2.50	4.00

The gains and losses on financial instruments for the three and six months ended June 30, 2022 and 2021 are comprised as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Realized derivative loss on derivative commodity contracts during the period	717	3,646	767	5,191
Unrealized derivative (gain) loss on commodity contracts outstanding at period end	(569)	1,248	787	4,218
Loss on financial instruments	148	4,894	1,554	9,409

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

($000s)	June 30, 2022	December 31, 2021
Neither impaired nor past due	16,289	4,022
Not impaired and past due in the following period:
Within 30 days	109	6,067
31-60 days	56,466	851
61-90 days	1,212	608
Over 90 days	714	669
Accounts receivable	74,790	12,217

During the three months ended June 30, 2022, the Company sold an Egypt crude oil cargo of 451.0 Mbbls for proceeds of $46.3 million, which were collected in May and June. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the second quarter of 2022 the Company sold 104.0 Mbbls of inventoried entitlement crude oil to EGPC for proceeds of $11.8 million.

As at June 30, 2022, $67.5 million of current receivables represent the effective date adjustment owed to the Company related to the Merged Concession (as defined herein). See Note 5 for additional details.

All accounts receivable are in good standing and collection is not considered to be at risk.

Prior credit losses in the collection of accounts receivable by TransGlobe have been negligible and the Company does not anticipate any significant future credit losses based on forward looking information. Accordingly, no provision has been recorded for expected credit losses (“ECL”).

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would decrease net earnings for the three months ended June 30, 2022 by approximately $0.9 million, compared to a $0.7 million decrease to net earnings in the same period in 2021. Conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by approximately $0.9 million for the three months ended June 30, 2022 compared to a $0.7 million increase to net earnings in the same period of 2021. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at June 30, 2022 was $0.8 million in equivalent U.S. dollars (June 30, 2021 - $0.9 million). The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would decrease net earnings for the three months ended June 30, 2022 by approximately $0.1 million, compared to a $0.1 million decrease to net earnings in the same period in 2021. Conversely, a 10% decrease in the value of the Egyptian pound against the U.S. dollar would increase net earnings by $0.1 million for the three months ended June 30, 2022, compared to a $0.1 million increase to net earnings in the same period of 2021. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds Sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q2-2022 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. Interest rates increasing or decreasing by 1% would have a negligible impact on the Company’s net earnings, for the three months ended June 30, 2022. Comparatively, the effect of interest rates increasing by 1% would decrease net earnings for the three months ended June 30, 2021 by $0.1 million and, conversely, the effect of interest rates decreasing by 1% would increase net earnings for the same period by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Refer to Note 13 herein for details on the Company’s contractual maturities of financial liabilities at June 30, 2022 and December 31, 2021.

As at June 30, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling $17.4 million (C$22.5 million), of which $3.1 million (C$4.0 million) was drawn and outstanding. During the six months ended June 30, 2022, the Company had drawings of $0.1 million (C$0.1 million) on this facility (See Note 12).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

5. MERGED CONCESSION AGREEMENT

On January 19, 2022, the agreement with EGPC to merge, amend and extend the Company’s three existing Eastern Desert concessions (the “Merged Concession” or “Agreement”) was executed. The Merged Concession includes improved cost recovery and production sharing terms scaled to oil prices with a new 15-year development term and a 5-year extension option.

TransGlobe remitted the initial modernization payment of $15.0 million and signature bonus of $1.0 million as part of the conditions precedent to the official signing of the Merged Concession on January 19, 2022. In accordance with the Agreement, the Company made another modernization payment to EGPC in the amount of $10.0 million on February 1, 2022. As previously disclosed, the modernization payments under the Agreement total $65.0 million and are payable over six years from February 1, 2020 (the “Effective Date”). The Company estimated the net present value of the modernization payment liabilities to be $34.2 million as at June 30, 2022 using a discount rate of 8%. The Company recorded a corresponding increase in carrying amount of its Eastern Desert PNG assets for the modernization payments under the Merged Concession.

Upon execution of the Merged Concession, there was an effective date adjustment owed to the Company for the difference between historic and Merged Concession agreement commercial terms applied against Eastern Desert production from the effective date of February 1, 2020. The quantum of the effective date adjustment is currently being finalized with EGPC and could result in a range of outcomes based on the final price per barrel negotiated. TransGlobe has recognized a receivable of $67.5 million at June 30, 2022, which represents the amount expected to be received from EGPC based on historical realized prices. The effective date adjustment was recognized against the Eastern Desert PNG assets noted above, with the incremental value in excess of PNG additions ($8.0 million) being recognized as a gain on concession merger in the Statement of Earnings (Loss).

Pursuant to the Merged Concession in Egypt, the Company has a minimum financial commitment of $50.0 million per each five-year period of the primary development term, for a total of $150 million commencing on the Effective Date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments. Since February 1, 2020, TransGlobe has incurred $30.2 million in capital expenditures in the Eastern Desert.

6. FINANCE COSTS

Finance costs recognized in net earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Interest on long-term debt	-	202	-	431
Interest on borrowing base facility	42	80	78	156
Amortization of deferred financing costs	-	-	-	103
Interest on modernization payment liabilities	651	-	1,148	-
Interest on lease obligations	24	51	45	113
Finance costs	717	333	1,271	803
Interest paid	42	291	78	584

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at June 30, 2022, the Company held nil crude oil inventory (December 31, 2021 – nil).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2021	2,673
Additions to exploration and evaluation assets	64
Balance at June 30, 2022	2,737

The ending balance of intangible exploration and evaluation assets as at June 30, 2022 includes $0.6 million in Canada (December 31, 2021 - $0.6 million) and $2.2 million in South Ghazalat (December 31, 2021 - $2.1 million).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	PNG Assets	Other Assets	Total
Cost
Balance at December 31, 2021	745,940	20,384	766,324
Increase in right-of-use assets	1,972	430	2,402
Additions	24,293	228	24,521
Merged Concession agreement (Note 5)	59,526	-	59,526
Merged Concession effective date adjustment (Note 5)	(59,526)	-	(59,526)
Change in estimate for asset retirement obligations (Note 10)	(2,633)	-	(2,633)
Balance at June 30, 2022	769,572	21,042	790,614

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2021	575,047	18,182	593,229
Depletion, depreciation and amortization for the period[1]	13,606	564	14,170
Impairment reversal	(25,983)	-	(25,983)
Balance at June 30, 2022	562,670	18,746	581,416

Foreign Exchange
Balance at December 31, 2021	2,911	-	2,911
Currency translation adjustments	(1,303)	-	(1,303)
Balance at June 30, 2022	1,608	-	1,608

Net book value
At December 31, 2021	173,804	2,202	176,006
At June 30, 2022	208,510	2,296	210,806
1	Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

TransGlobe performed a cash-generating unit (“CGU”) assessment upon execution of the Merged Concession. It was determined that the Company’s three Eastern Desert CGUs (West Gharib, West Bakr and North West Gharib) no longer constituted individual CGUs. Under the Merged Concession, the Eastern Desert is now the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties.

At March 31, 2022 indicators of impairment reversal were present on the Company’s PNG assets in the Eastern Desert CGU in Egypt as a result of the improved commercial terms of the Merged Concession and a further increase and stabilization of forecasted commodity prices in Q1-2022. The Company performed impairment reversal calculations at March 31, 2022 on the Eastern Desert CGU based on fair value less costs to sell (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company used a discount rate of 15% and the following commodity price estimates:

Brent Crude Oil[1]
Year	$/Bbl
2022 (Q2-Q4)	97.50
2023	87.07
2024	78.25
2025	77.34
2026	78.89
2027	80.46
2028	82.07
2029	83.72
2030	85.39
2031	87.10
Thereafter[2]	+2.0%/yr
[1]	Average of the forecasts ("IQRE Average Forecast") of GLJ Ltd., McDaniel & Associates Consultants Ltd. and Sproule Associates Limited each dated April 1, 2022.
[2]	Percentage change represents the increase in each year after 2031 to the end of the reserves life.

Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGU tested resulting in $26.0 million of impairment reversal being recorded. The impairment reversal was limited to total accumulated historical impairments less subsequent depletion. No indicators of impairment were identified as at June 30, 2022.

The following table discloses the carrying amounts and depreciation charges for right-of-use assets by class of underlying asset as at and for the three months ended June 30, 2022:

($000s)	PNG Assets	Other Assets	Total
Net book value at December 31, 2021	376	246	622
Increase in right-of-use assets	1,972	430	2,402
Depreciation for the year	(457)	(315)	(772)
Net book value at June 30, 2022	1,891	361	2,252

10. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in TransGlobe's asset retirement obligations:

($000s)
Balance at December 31, 2021	14,102
Changes in estimates for asset retirement obligations and additional obligations recognized	(2,633)
Obligations settled	(120)
Asset retirement obligation accretion	159
Effect of movements in foreign exchange rates	(173)
Balance at June 30, 2022	11,335

As at June 30, 2022, the entire asset retirement obligation balance relates to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligations to be $11.3 million as at June 30, 2022 (December 31, 2021 - $14.1 million). These payments are expected to be made between 2022 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 3.10% and 3.23% (December 31, 2021 – rates between 0.95% and 1.68%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2021 – 2.00%).

As at June 30, 2022 and December 31, 2021 there are no asset retirement obligations associated with the Egypt production sharing concessions.

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at June 30, 2022	As at December 31, 2021
Current portion of lease obligations	1,245	764
Non-current portion of lease obligations	1,005	36
Total lease obligations	2,250	800

During the six months ended June 30, 2022, the Company incurred $0.1 million (June 30, 2021 - $0.1 million) on interest expense and paid a total cash outflow of $1.0 million (June 30, 2021 - $1.0 million) relating to lease obligations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

12. LONG-TERM DEBT

As at June 30, 2022, interest-bearing debt was comprised as follows:

	June 30, 2022	December 31, 2021
Reserves-based lending facility - amount drawn	3,102	3,040

As at June 30, 2022, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling $17.4 million (C$22.5 million), of which $3.1 million (C$4.0 million) was drawn (December 31, 2021 - $3.0 million/C$3.9 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2021: 2.25% to 4.25%) depending on the Company’s net debt to trailing cash flow ratio. During the six months ended June 30, 2022, the Company drew $0.1 million (C$0.1 million) on the revolving facility.

TransGlobe received a three-month extension on the annual ATB facility renewal to August 31, 2022.

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance at December 31, 2021	3,040
Draws on revolving credit facility	110
Effects of movements in foreign exchange rates	(48)
Balance at June 30, 2022	3,102

During the six months ended June 30, 2022, the Company paid $0.1 million (June 30, 2021 - $0.6 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The reserves-based lending facility is subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2022 and December 31, 2021.

The estimated future debt payments on long-term debt as of June 30, 2022 are as follows:

($000s)	Reserves Based Lending Facility
2023	3,102

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	42,707	42,707	-	-	-
Long-term debt	Yes-Liability	3,102	-	3,102	-	-
Lease obligations	Yes-Liability	2,250	1,245	1,005	-	-
Share-based compensation liabilities	Yes-Liability	10,178	8,286	1,892	-	-
Modernization payment liabilities[2]	Yes-Liability	40,000	10,000	30,000	-	-
Minimum financial commitment[3]	No	119,768	-	19,768	-	100,000
Derivative commodity contracts	Yes-Liability	858	858	-	-	-
Equipment and facility leases[4]	No	501	501	-	-	-
Total		219,364	63,597	55,767	-	100,000
[1]	Payments denominated in foreign currencies have been translated at June 30, 2022 exchange rates.
[2]	Four annual equalization payments of $10.0 million owing to EGPC beginning on February 1, 2023 until February 1, 2026.

3    Minimum work commitments include contracts awarded for capital projects and those commitments related to development and drilling obligations (see Note 5).

[4]	Equipment lease includes one workover rig.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Pursuant to the Merged Concession in Egypt, the Company had a minimum financial commitment of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2022 and December 31, 2021.

14. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at June 30, 2022 and December 31, 2021 are outlined below:

	Six Months Ended June 30, 2022		Year Ended December 31, 2021
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of year	72,775	153,021	72,543	152,805
Stock options exercised	534	(990)	232	(340)
Contributed surplus re-class on exercise	-	1,087	-	556
Balance, end of year	73,309	153,118	72,775	153,021

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended June 30, 2022		Year Ended December 31, 2021
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	3,083	2.10	4,589	2.16
Granted	-	-	402	2.16
Exercised	(1,816)	2.25	(906)	2.34
Expired	-	-	(1,002)	2.19
Options outstanding, end of period	1,267	1.70	3,083	2.10
Options exercisable, end of period	726	1.88	1,810	2.35

Compensation expense of $0.8 million was recorded during the six months ended June 30, 2022 (June 30, 2021 - $0.2 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. During the six months ended June 30, 2022, employees exercised 1.8 million stock options valued at C$4.3 million (June 30, 2021 – nil). As at June 30, 2022 and December 31, 2021, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at June 30, 2022 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2021	823	2,282	932
Granted	278	322	-
Exercised/Expired	(387)	(495)	(320)
Forfeited	-	(9)	-
Reinvested	22	52	18
Units outstanding, June 30, 2022	736	2,152	630

During the six months ended June 30, 2022, compensation expense of $5.5 million (June 30, 2021 - $3.4 million) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) in respect of the revaluation of outstanding share units granted under the three plans described above.

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three and six months ended June 30, 2022 was 73,241,193 and 73,009,300 (three and six months ended June 30, 2021 - 72,542,071). The diluted weighted-average number of common shares outstanding for the three and six months ended June 30, 2022 was 73,517,053 (June 30, 2021 – 72,921,693) and 74,337,158 (June 30, 2021 – 72,953,513), respectively. These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

outstanding for the three and six month periods ended June 30, 2022 and June 30, 2021, no stock options were excluded from the calculation as the exercise price of the options was not greater than the average common share market price in the period.

17. DIVIDENDS

On March 16, 2022 the Company declared a dividend of $0.10 per share, which was paid on May 12, 2022 to shareholders of record on April 29, 2022. The ex-dividend date was April 28, 2022.

18. SEGMENTED INFORMATION

The Company has two reportable segments for the three and six months ended June 30, 2022 and 2021: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended June 30
	2022	2021	2022	2021	2022	2021	2022	2021
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	99,689	77,831	5,533	3,942	-	-	105,222	81,773
Natural gas sales	-	-	1,685	1,137	-	-	1,685	1,137
Natural gas liquids sales	-	-	2,520	2,108	-	-	2,520	2,108
Less: royalties	(33,267)	(32,843)	(1,470)	(1,580)	-	-	(34,737)	(34,423)
Petroleum and natural gas sales, net of royalties	66,422	44,988	8,268	5,607	-	-	74,690	50,595
Finance revenue	-	-	-	-	3	3	3	3
Other revenue	-	-	-	-	1	33	1	33
Total segmented revenue	66,422	44,988	8,268	5,607	4	36	74,694	50,631

Segmented expenses
Production and operating	12,907	17,919	1,923	1,803	-	-	14,830	19,722
Selling costs	2,010	1,671	-	-	-	-	2,010	1,671
General and administrative	1,494	1,272	228	332	6,355	2,066	8,077	3,670
Foreign exchange loss	-	-	-	-	13	10	13	10
Finance costs	673	246	42	85	2	2	717	333
Depletion, depreciation and amortization	5,730	4,796	1,492	2,076	77	87	7,299	6,959
Asset retirement obligation accretion	-	-	86	45	-	-	86	45
Loss on financial instruments	-	4,292	148	602	-	-	148	4,894
Income tax expense	9,381	5,605	-	-	-	-	9,381	5,605
Segmented net earnings (loss)	34,227	9,187	4,349	664	(6,443)	(2,129)	32,133	7,722

Capital expenditures
Exploration and development	5,713	2,585	10,023	1,012	-	-	15,736	3,597
Corporate	-	-	-	-	-	-	-	-
Total capital expenditures	5,713	2,585	10,023	1,012	-	-	15,736	3,597

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Six Months Ended June 30
	2022	2021	2022	2021	2022	2021	2022	2021
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	170,153	114,805	12,123	6,615	-	-	182,276	121,420
Natural gas sales	-	-	3,255	2,079	-	-	3,255	2,079
Natural gas liquids sales	-	-	5,406	3,796	-	-	5,406	3,796
Less: royalties	(60,338)	(56,327)	(2,955)	(2,321)	-	-	(63,293)	(58,648)
Petroleum and natural gas sales, net of royalties	109,815	58,478	17,829	10,169	-	-	127,644	68,647
Finance revenue	-	-	-	-	3	6	3	6
Other revenue	-	-	-	-	1	33	1	33
Total segmented revenue	109,815	58,478	17,829	10,169	4	39	127,648	68,686

Segmented expenses
Production and operating	24,194	25,847	3,915	3,324	-	-	28,109	29,171
Selling costs	2,493	1,705	-	-	-	-	2,493	1,705
General and administrative	2,829	2,506	492	555	11,621	5,646	14,942	8,707
Foreign exchange loss	-	-	-	-	5	43	5	43
Finance costs	1,189	632	79	167	3	4	1,271	803
Depletion, depreciation and amortization	10,453	7,803	3,559	3,730	157	241	14,169	11,774
Asset retirement obligation accretion	-	-	159	111	-	-	159	111
Gain on concession merger	(7,953)	-	-	-	-	-	(7,953)	-
Loss on financial instruments	-	8,969	1,554	440	-	-	1,554	9,409
Impairment reversal	(25,983)	-	-	-	-	-	(25,983)	-
Income tax expense	17,939	10,265	-	-	-	-	17,939	10,265
Segmented net earnings (loss)	84,654	751	8,071	1,842	(11,782)	(5,895)	80,943	(3,302)

Capital expenditures
Exploration and development	11,895	3,528	12,690	2,966	-	-	24,585	6,494
Corporate	-	-	-	-	-	10	-	10
Total capital expenditures	11,895	3,528	12,690	2,966	-	10	24,585	6,504
The carrying amounts of reportable segment assets and liabilities are as follows:

	As at June 30, 2022				As at December 31, 2021
($000s)	Egypt	Canada	Corporate	Total	Egypt	Canada	Corporate	Total
Assets
Cash	53,494	4,275	3,406	61,175	27,966	2,248	7,715	37,929
Accounts receivable	69,260	5,005	525	74,790	7,335	4,352	530	12,217
Intangible exploration and evaluation assets	2,153	584	-	2,737	2,089	584	-	2,673
Property and equipment
Petroleum and natural gas assets	124,984	83,526	-	208,510	95,478	78,326	-	173,804
Other assets	1,551	15	730	2,296	1,304	20	878	2,202
Prepaids and other	4,243	416	669	5,328	2,926	312	786	4,024
Deferred taxes	-	-	-	-	6,246	-	-	6,246
Total segmented assets	255,685	93,821	5,330	354,836	143,344	85,842	9,909	239,095

Liabilities
Accounts payable and accrued liabilities	26,316	10,924	5,467	42,707	18,193	4,117	3,802	26,112
Share-based compensation liabilities	-	-	10,178	10,178	-	-	10,133	10,133
Modernization payment liabilities	34,175	-	-	34,175	-	-	-	-
Derivative commodity contracts	-	858	-	858	-	88	-	88
Long-term debt	-	3,102	-	3,102	-	3,040	-	3,040
Asset retirement obligation	-	11,335	-	11,335	-	14,102	-	14,102
Lease obligation	2,102	7	141	2,250	452	89	259	800
Deferred taxes	-	-	-	-	6,246	-	-	6,246
Total segmented liabilities	62,593	26,226	15,786	104,605	24,891	21,436	14,194	60,521

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Operating activities
(Increase) decrease in current assets
Accounts receivable	(116)	(4,432)	(54,622)	(3,645)
Prepaids and other	(476)	316	(1,190)	799
Product inventory[1]	489	5,507	-	1,898
(Decrease) Increase in current liabilities
Accounts payable and accrued liabilities	4,469	5,105	6,671	3,344
Share-based compensation liabilities	(4,661)	236	(2,067)	315
Total changes in non-cash working capital	(295)	6,732	(51,208)	2,711

Investing activities
Increase in current liabilities
Accounts payable and accrued liabilities	5,874	522	5,904	2,347
Total changes in non-cash working capital	5,874	522	5,904	2,347

Financing activities
Iincrease in current liabilities
Other liabilities	(49)	(8)	(17)	(9)
Total changes in non-cash working capital	(49)	(8)	(17)	(9)
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

20. SUBSEQUENT EVENTS

On July 13, 2022 the Company sold its Viking assets in the Harmattan area for C$11.6 million.

On July 14, 2022 TransGlobe and VAALCO Energy, Inc. announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which VAALCO will acquire all of the outstanding common shares of TransGlobe in a stock-for-stock strategic business combination transaction (the "Transaction"). Under the terms of the Arrangement Agreement, VAALCO will acquire each TransGlobe share for 0.6727 of a VAALCO share of common stock.

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS

David B. Cook - Chairman

Randy C. Neely (4) - President & Chief Executive Officer

Edward LaFehr (1)(3)

Jennifer Kaufield (1)(2)

Timothy Marchant (2)(3)

OFFICERS

Randy C. Neely (4) - President & Chief Executive Officer

Geoffrey Probert (4) - Vice President & Chief Operating Officer

Edward D. Ok (4) - Vice President, Finance & Chief Financial Officer and Corporate Secretary

(1)  Audit Committee

(2)  Compensation, Human Resources & Governance Committee

(3)  Reserves, Health, Safety & Social Responsibility Committee

(4)  Disclosure and AIM Compliance Committee

HEAD OFFICE

Suite 900, 444 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2T8

Telephone: +1 (403) 264-9888

Facsimile:  +1 (403) 770-8855

EGYPT OFFICE

6 Badr Towers, 10th Floor

Ring Road

New Maadi, Cairo, Egypt

UK OFFICE

Suite 600 - 105 Victoria Street

London, UK SW1E 6QT

WEBSITE

www.trans-globe.com

INVESTOR RELATIONS

Tailwind Associates

Darren Engels

darren@tailwindassociates.ca

www.tailwindassociates.ca

Telephone: +1 (403) 618-8035

investor.relations@trans-globe.com

Telephone: +1 (403) 264-9888

NOMINATED ADVISER & JOINT BROKER

Canaccord Genuity Limited

8 Wood Street

London, UK EC2V 7QR

JOINT BROKER

Shore Capital Stockbrokers Limited

57 St James’s Street

London, UK  SW1A 1LD

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

AUDITORS

Deloitte LLP

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Ltd.

Calgary, Alberta

BANKS

ATB Financial

Calgary, Alberta, Canada

www.trans-globe.com

TSX & AIM: TGL, NASDAQ: TGA